LANOPTICS LTD.
                                1 Hatamar Street
                              Yokneam 20692, Israel
                            _________________________

                                 PROXY STATEMENT
                            _________________________

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                October 21, 2003

         Notice is hereby given of the Annual General Meeting of Shareholders (the "Meeting") of LanOptics Ltd. (the "Company"), to be held on October 21, 2003 at 11:00 A.M., at the principal executive offices of the Company at the address that appears above.

         This Proxy Statement is furnished to the holders of ordinary shares of the Company, each with a par value of NIS 0.02 (the "Ordinary Shares"), in connection with the solicitation by the board of directors of the Company (the "Board of Directors") of proxies for use at the Meeting or at any adjournment thereof. It is proposed that the following resolutions will be adopted at the
Meeting: (1) to elect five Directors for the coming year; (2) to elect two Outside Directors for a period of three years following the Meeting; (3) to ratify the Consolidated Financial Statements of the Company for the year ended December 31, 2002; (4) to ratify the appointment of Kost Forer & Gabbay, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2003 and to authorize the compensation of the auditors; (5) to ratify and approve the adoption of the Company's 2003 Israeli Share Option Plan; (6) to approve option grants to certain non-employee Directors of the Company; (7) to approve the compensation terms of the two Outside Directors; and (8) to approve a one-time cash payment to a former Director of the Company.

         A form of proxy for use at the Meeting is attached. The completed proxy should be mailed in the pre-addressed envelope provided. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the attached form, if the proxy is properly executed and received by the Company prior to the Meeting, will be voted in favor of all of the proposed resolutions to be presented to the Meeting, as described above.

         Proxies for use at the Meeting are being solicited by the Board of Directors. Only shareholders of record at the close of business on September 17, 2003 will be entitled to vote at the Meeting. Also, shareholders who hold Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to notice of, and to vote at, the Meeting. Proxies are being mailed to shareholders on or about September 25, 2003 and will be solicited chiefly by mail; however, certain officers, Directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram, or other personal contact. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

         On September 17, 2003 the Company had outstanding 8,472,035 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate more than 50% of the voting power of the Company, will constitute a quorum at the Meeting. If within half an hour from the time appointed for a Meeting a quorum is not present, the Meeting will be adjourned to the same day in the following week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of all the proposals listed above. The approval of proposal (2) requires, in addition to a majority of the votes cast, (i) the affirmative vote of at least one-third of the votes cast by shareholders who are not controlling shareholders of the Company or their representatives or, (ii) alternatively, the total shareholdings of the votes cast against the proposal (other than by the Company's controlling shareholders) must not represent more than one percent of the voting rights in the Company. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information as of September 17, 2003 concerning (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares, and (ii) the number of Ordinary Shares beneficially owned by all Directors and executive officers as a group:

                                                                      Number of
    Name                                                               Shares(1)        Percent
    ----                                                               ---------        -------
    Apax Israel Partners II, L.P.
      and funds of which it is general partner(2) ...................   805,936           9.51%
    Hanina Brandes ..................................................   564,017           6.66%
    Eli Fruchter ....................................................   610,596           7.21%
    Comverse Group(3)  ..............................................   788,785           9.31%
         ComSor Venture Fund LDC(3) .................................   636,485           7.51%
         Comverse Technology, Inc.(3) ...............................   145,800           1.72%
         CTI Capital Corp.(3) .......................................     6,500           0.08%
    All Directors and executive officers as a group (3 persons)(4)..    825,585           9.50%

(1) The number of Ordinary Shares beneficially owned includes the shares issuable pursuant to stock options that are exercisable within 60 days of September 17, 2003. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person.
(2) The funds that hold the shares directly, of which Apax Israel Partners II, L.P. is a general partner, are Apax Israel II, L.P., Apax Israel II (Israel), L.P., Apax Israel II Entrepreneur's Club, L.P., and Apax Israel II Entrepreneur's Club (Israel), L.P.
(3) Comverse Technologies, Inc. owns 100% of the shares of CTI Capital Corp. CTI Capital Corp. owns 50% of the shares of ComSor
         Venture Fund LDC.
(4) As of September 17, 2003, all Directors and executive officers as a group (3 persons) held vested options exercisable into 214,989 Ordinary Shares at exercise prices ranging from $2.50 to $6.00. These options expire between 2003 and 2006.

                         ITEM 1 - ELECTION OF DIRECTORS

         In accordance with the Company's Articles of Association, the Company's shareholders last fixed the number of Directors at ten. There are currently eight members of the Board of Directors of the Company (including the Outside Directors) and after the Meeting there will be seven members of the Board of Directors of the Company (including Outside Directors).

         The reelection of the Outside Directors is addressed in Item 2 below. Shareholders are being asked to reelect the current Directors who are not Outside Directors, except for Mr. Yaacov Koren who is not standing for reelection. Mr. Koren was originally nominated for election to the Board of Directors by the Comverse Group, a principal shareholder of the Company. Following the meeting, the Comverse Group will have the right to nominate an individual for consideration by the Board, to fill the vacancy left by the departure of Mr. Koren.

         Management recommends that the shareholders elect the following five nominees to the Board of Directors at the Meeting, each to serve until the next annual meeting of shareholders:

         Dr. Meir D. Burstin is Chairman of the Board of Directors of the Company as well as the Chairman of the Board of Directors of its subsidiary E.Z. Chip Technologies Ltd. Dr. Burstin was the Chairman and founder of ART, Advanced Recognition Technologies Inc., a leader of embedded speech and handwriting recognition. Dr. Burstin was a founder and chairman of the Board of Ornet, a data switching company founded in 1996 and acquired by Siemens two years later. Dr. Burstin was a director of several other high-tech start up companies and the Chairman of the Jerusalem software greenhouse. Previously, in 1969, Dr. Burstin was a founder of Advanced Technology Ltd. (ATL), one of Israel's largest software companies, and served as its president until 1982. From 1982 to 1984 Dr. Burstin was a Visiting Scholar at the Computer Science Department at UCLA and Vice President, Technologies of Tadiran US. In this position he was in charge of the acquisition of technologies and technology companies for Tadiran. Upon his return to Israel in 1984 he became a Corporate Vice President of Tadiran Ltd., then one of Israel's largest electronics companies, and President of Tadiran's Systems Division. In 1986 he also became President of Elisra Systems, an electronic warfare company acquired by Tadiran, and organized the acquisition. In addition, Dr. Burstin served as a Chairman or Director of several Tadiran subsidiaries including ATL (software), Contahal (software), Mazlat (mini RPV) and Simtech (simulation systems). Dr. Burstin holds a PhD in Information Systems from Tel Aviv University. He received B.Sc. degrees in Physics and Mathematics and a M.Sc. degree in Physics from the Hebrew University in Jerusalem.

         Eli Fruchter is the President and Chief Executive Officer of the Company's subsidiary E.Z. Chip Technologies Ltd., a position that he has held since EZchip's inception, and has been a Director of the Company since its inception. He served as General Manager of the Company from its inception until May 1999, and as President, Chief Executive Officer and General Manager of the Company from May 1999 through September 1999. From March 1995 until September 1999 he was the Chairman of the Board of Directors of the Company. Mr. Fruchter was among the founders of Adacom Technologies Ltd., a manufacturer of data communications products for the IBM 3270 environment. From April 1985 until December 1987 he served as a research and development manager at Adacom, and from January 1988 until November 1989 he was the Manager of Adacom's Marketing Department. Before helping to found Adacom in 1985, Mr. Fruchter was Manager - Research and Development Group of Fibronics Ltd., a manufacturer of data communications and fiberoptics systems. Mr. Fruchter holds a B. Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

         Dr. Ran Giladi has been a Director of the Company since December 2001. Dr. Giladi is President and Chief Executive Officer of InfoCyclone Inc., a company he co-founded in September 2000, which produces storage appliances for owners of massively accessed repositories. Dr. Giladi was previously the founder and Head of the Department of Communication Systems Engineering at Ben-Gurion University of the Negev, Beer Sheva from1992 until 2000). Prior to his position at Ben-Gurion University he taught at the Business School and at the Electrical Engineering Department of Tel-Aviv University from 1987 until 1993. Dr. Giladi co-founded Ramir Ltd., which was later acquired by Adacom, and served as Vice President Research & Development in both companies from 1984 until 1986. Dr. Giladi also founded the Israeli Consortia for research on network management systems (NMS), and served as the Chairman of the Consortia Board of Directors. His research interests include computer and communications systems performance, data networks and communications, and network management systems. Dr. Giladi received a B.A. in Physics and an M.Sc. in Biomedical Engineering from the Technion - Israel Institute of Technology, and a Ph.D. in Computers and Information Systems from Tel-Aviv University.

         Karen Sarid has been a Director of the Company since December 2001. Ms. Sarid is Chief Operating Officer and Chief Financial Officer of Orex Computed Radiography Ltd. (advanced radiography systems for the digital x-ray market), a position she has held since September 2000. From September 1999 until September 2000 she was Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd. (software solution), a subsidiary of the Formula Group. From 1996 until August 1999 Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd. (medical lasers), a public company that is traded on NASDAQ. She was Chief Financial Officer of the Company from 1993 through 1996. Ms. Sarid received a B.A. in Economics and Accounting from Haifa University, and was awarded the CFO of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

         Michal Sultan has been a Director of the Company since July 2000. She is an Associate Vice President of Corporate Strategy and Business Development at Comverse Ltd. Previously Ms. Sultan was an investment manager with Comverse Investments Ltd., the investment division of Comverse Technology Inc. Ms. Sultan has more than nine years of experience in the investment and financial industries. Prior to joining Comverse in 1994, Mrs. Sultan was employed by United Mizrahi Bank, first as a securities analyst and later as an investment banker with United Mizrahi Bank's underwriting subsidiary. Ms. Sultan received her MBA cum laude from the Hebrew University of Jerusalem.

         It is the intention of the persons appointed as proxies in the accompanying proxy to vote "FOR" the election of the nominees named above as Directors unless specifically instructed to the contrary. Management knows of no current circumstances that would render any nominee named herein unable to accept nomination or election.


                     ITEM 2 - ELECTION OF OUTSIDE DIRECTORS

         In accordance with Israel's Companies Law and the regulations promulgated under the Companies Law, on July 31, 2000 the Board of Directors designated Benjamin D. Gaon and Zvi Zur as Outside Directors. Both of the Outside Directors serve on the Company's statutory audit committee, and at least one Outside Director serves on each committee of the Board of Directors. The term of office of an Outside Director is three years, and may be extended for an additional term of three years.

         Shareholders are being asked to reelect the current Outside Directors for an additional term of three years following the Meeting.

         Benjamin (Benny) D. Gaon has been a Director of the Company since 1995. Mr. Gaon is President and Chairman of Israel-registered B. Gaon Holdings Ltd., whose activities encompass four main sectors: financial and other services; hi-tech and communications; agro-industries; and wholesale and retail. Previously, Mr. Gaon served as President and Chief Executive Officer of Koor Industries Ltd., Israel's largest industrial enterprise. Mr. Gaon is an active Chairman and Board member of various companies in Israel, including Alrov (Israel) Ltd, Or-Alon Ltd., MG/CAIB Future Markets Ltd., Gaon Assets Management (1999) Ltd., Hamashbir Fashion Warehouse Ltd., Hamashbir Holdings Ltd., B. Gaon Holdings Ltd., Or Assaf Investments Ltd., Business Channel (T.T.V.) Ltd., Genius Technologies Internet (1999) Ltd., B. Gaon Investments
(1998) Ltd., Gaon Agro Industries Ltd., Menorah Gaon Investment Company Ltd., Menora Gaon Capital Markets Ltd., B. Gaon Productions Ltd. and Alon Technology Ventures Ltd. He was the Chairman of the Board of Co-Op Blue Square Consumers' Cooperative Society Ltd. and of Delek Israel Fuel Corporation Ltd. Among his other public positions, Mr. Gaon serves as Chairman of the Israel-Jordan Chamber of Commerce and as President of Israel Cancer Association. He also serves on the Board of Trustees of the Hebrew University of Jerusalem and of Tel-Aviv University.

         Zvi Zur has been a Director of the Company since February 1993. Mr. Zur was Chairman of Carmel Olefins Ltd. and Chairman of Israel Petrochemicals Ltd. until March 2000. He is a Lieutenant General (res.) in the Israel Defense Forces, in which he served between 1948 and 1963, and was Chief of the General Staff of the Israel Defense Forces between 1961 and 1963. Between 1963 and 1967 Mr. Zur was the Managing Director of Mekoroth Water Company and between 1967 and 1974 he served as Assistant Minister of Defense. Mr. Zur was Managing Director of Clal Industries Ltd., and subsequently Vice President of Clal (Israel) Ltd., between 1974 and 1985. During this period he also served on the Boards of Directors of various subsidiaries of Clal, and was Chairman of the Board of ECI Telecom Ltd. Between 1986 and 1987 Mr. Zur was Chairman of the Board of Directors of Bezeq - The Israel Telecommunication Corp. Ltd. Between 1987 and 1992 he was the Deputy and Acting Chairman of The Israel Corporation, and Chairman of the Board of Directors of Zim Israel Navigation Co. Ltd. Between 1993 and 1996, Mr. Zur was Chairman of Israel Aircraft Industries Ltd. Mr. Zur is also a member of the Board of Directors of Israel General Bank Ltd.

         Election of the Outside Directors requires (i) a majority of the votes cast, plus (ii) the affirmative vote of at least one-third of the votes cast by shareholders who are not controlling shareholders of the Company or their representatives or, alternatively, the total shareholdings of the votes cast against the proposal (other than by the Company's controlling shareholders) must not represent more than one percent of the voting rights in the Company. The Board of Directors recommends that the shareholders vote "FOR" the resolution to elect the two Outside Directors.


                         ITEM 3 - PROPOSAL TO RATIFY THE
                      CONSOLIDATED FINANCIAL STATEMENTS OF
                THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2002

         The Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2002, including the Company's Consolidated Financial Statements, are available on the Company's website, www.lanoptics.com.

         It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

                     "RESOLVED, that the Consolidated Financial Statements
            of the Company for the year ended December 31, 2002 be, and the same hereby are, ratified."

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to ratify the Consolidated Financial Statements of the Company for the year ended December 31, 2002. The Board of Directors recommends that the shareholders vote "FOR" the ratification of the Company's Consolidated Financial Statements.


                         ITEM 4 - PROPOSAL TO RATIFY THE
                APPOINTMENT OF THE COMPANY'S INDEPENDENT AUDITORS
                      AND AUTHORIZE AUDITORS' COMPENSATION

         The Board of Directors has selected the accounting firm of Kost Forer & Gabbay, a member of Ernst & Young Global, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2003. Kost Forer & Gabbay have audited the Company's books and accounts since its inception.

         It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

                     "RESOLVED, that the appointment of Kost Forer &
            Gabbay, a member of Ernst & Young Global, as the Company's independent auditors for the fiscal year ending December 31, 2003 be, and it hereby is, ratified, and that the Board of Directors (or, the audit committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services."

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to ratify the appointment of the Company's independent auditors and to authorize the compensation of the auditors. The Board of Directors recommends that the shareholders vote "FOR" the ratification of the appointment of the Company's independent auditors and to authorize the compensation of the auditors.


             ITEM 5 - PROPOSAL TO RATIFY AND APPROVE THE ADOPTION OF
                       THE 2003 ISRAELI SHARE OPTION PLAN

         The Company's 1992 Israeli Stock Option Plan expired in November 2002. There were approximately 140,000 options for Ordinary Shares that remained unissued upon the expiration of the 1992 Plan. Shareholders are asked to ratify and approve the adoption of the Company's 2003 Israeli Share Option Plan (the "2003 Plan"), which is available for inspection at the principal offices of the Company.

         Purpose. The purpose of the 2003 Plan is to provide an incentive to retain, in the employ of the Company and its affiliates, persons of training and experience, and to have the ability to attract new employees, whose services are considered valuable, to encourage the sense of proprietorship of such persons, and to stimulate the active interest of such persons in the development and financial success of the Company by providing them with opportunities to purchase shares in the Company pursuant to the 2003 Plan.

         Options granted to employees and office holders are governed by Section 102 of Israel's Income Tax Ordinance (New Version), 1961 (the "Ordinance"). Options granted under Section 102 of the Ordinance (or the shares received on the exercise thereof) may be classified as "Approved 102 Options" and "Unapproved 102 Options." Approved 102 Options are governed by Section 102(b) of the Ordinance and must be held by a trustee for the benefit of the employees and office holders. Unapproved 102 Options are governed by Section 102(c) of the Ordinance and may be held directly by the optionees. The grant of Approved 102 Options is subject to prior approval of the plan by Israel's Income Tax Authorities.

         There are two alternative treatments available for Approved 102 Options, and the Company must elect one of these with respect to all Approved 102 Options: capital gains treatments, in which case the Approved 102 Options are referred to as Capital Gains Options ("CGO"), or ordinary income treatment, in which case the Approved 102 Options are referred to as Ordinary Income Options ("OIOs"). Taking into account all the relevant circumstances, including the Company's accumulated net operating loss for tax purposes, the Board of Directors of the Company has elected to have the option grants to employees and officers treated as CGOs. Options to other recipients, such as consultants, advisors and service providers, may be granted only under Section 3(i) of the Ordinance.

         Administration. The Company's Board of Directors shall have the power to administer the 2003 Plan, either directly or upon the recommendation of a share option compensation committee appointed by the Board of Directors, all as provided by applicable law and in the Company's Articles of Association. The Committee shall recommend to the Board and the Board shall have full power to determine the persons to whom Options shall be granted and the other terms of the Options granted, including (a) the number of shares subject to each grant,
(b) the duration of the related option agreement, (c) the time, manner and form of payment upon the exercise of an Option and (d) other terms and provisions governing the Options. The Board also establishes the vesting schedule of Options that are granted.

         Number of Shares Reserved for the Option Plan. A total of 90,000 Ordinary Shares of the Company shall be reserved and authorized for the purpose of the Option Plan.

         Eligible Participants. Subject to certain limitations, CGOs and Unapproved 102 Options under the 2003 Plan may be granted to any employee, officer or director of the Company and its affiliates, except for controlling shareholders of the Company or its affiliates. The Company may grant Section 3(i) Options to recipients who are not eligible to receive options under Section 102 of the Ordinance.

         Trustee. Approved 102 Options and any shares allocated or issued upon exercise of Approved 102 Options or other shares received subsequently following any realization of rights, including bonus shares (stock dividends), must be held by a trustee designated by the Board of Directors and approved by Israel's Tax Authorities, for at least the period of time as required by Section 102 of the Ordinance (the "Section 102 Period").
Under current tax laws the Section 102 Period for CGOs is 24 months from the end of the tax year in which the CGOs were granted and deposited with the trustee, and the Section 102 Period for OIOs is 12 months from the end of the tax year in which the OIOs were granted and deposited with the trustee. If the requirements for Approved 102 Options are not met, the Approved 102 Options will be treated as Unapproved 102 Options. The trustee shall not be required to effect any transaction or take any action with respect to Approved 102 Options or any shares allocated or issued upon exercise of Approved 102 Options, and will not transfer, assign, release, pledge or mortgage such shares, other than by will or by operation of law, prior to the full payment of the optionee's related tax liabilities.

         Granting of Options, Prices and Duration. The 2003 Plan provides that each Option shall expire on the date stated in the Option Agreement, which shall not be more than ten years from its date of grant.

         Exercise of Options. Each Option granted under the 2003 Plan shall vest in such installments as the Board of Directors may determine. Each Option may be exercised from time to time, in whole or in part, up to the total number of shares with respect to which it is then exercisable. The Board of Directors shall have the right to accelerate the date of exercise of any installment of any Option.

         Effect of Termination of Employment, Disability or Death. If the employment or service of an optionee with the Company or any of its affiliates has been terminated other than by reason of death or disability, no further installment of his or her options will become exercisable, and the options shall terminate after the passage of 90 days from the date of termination of employment or service (but not later than their specified expiration dates).

         If an optionee dies, options held by the optionee may be exercised, to the extent exercisable on the date of death, by the optionee's estate, personal representative or beneficiary who acquires the option by will or the laws of descent and distribution, within 12 months from the date of the optionee's death (but not later than the specified expiration date of the options). If an optionee ceases to be employed by the Company by reason of his or her disability, the optionee may exercise any option held by him or her on the date of termination of employment or service, to the extent then exercisable, within 12 months from the date of the optionee's termination of employment or service (but not later than the specified expiration date of the options).

         Assignability of Options. Options are not assignable or transferable, except by will or by the laws of descent and distribution.

         Miscellaneous. Option holders are protected against dilution in the event of a stock dividend, recapitalization, stock split, merger or similar transaction. The Board of Directors may from time to time adopt amendments, certain of which are subject to shareholder approval, and may terminate the 2003 Plan at any time (although such action shall not affect options previously granted). Any shares subject to an option that for any reason expires or terminates unexercised may again be available for option grants under the 2003 Plan. Unless terminated sooner, the 2003 Plan will terminate in 2013.

         Certain Israeli Income Tax Consequences

         Approved 102 Options. Under current tax laws, the optionees will not be required to recognize income for Israeli income tax purposes on the date of grant of Approved 102 Options nor on the date of exercise of such options.

         The release of an Approved 102 Option (or of a share received on the exercise thereof) from the trustee to the optionee, or the sale of an Approved 102 Option (or of a share received on the exercise thereof) by the trustee, whichever is earlier, is a taxable event under Israeli law.

         With respect to a CGO issued by the Company, if the exercise price of the option is lower than the fair market value of the Company's shares on the date of grant (which is deemed to be the average stock exchange price of the shares during the 30-day period preceding the grant), the excess of the fair market value of the shares on the date of grant over the exercise price (the "Discount") shall be treated as compensation income. Upon the sale of shares received following the exercise of the options or upon release by the trustee, whichever is earlier, the taxable gain shall be divided into two components: (1) The Discount will be taxable as ordinary income and will be subject to social taxes. Income tax rates will be determined in accordance with the optionee's marginal tax rates. The Company will be entitled to a deduction in an amount equal to such Discount. (2) The difference between (i) the fair market value of the shares on the date such shares were sold or released by the trustee, as the case may be, and (ii) the exercise price of the option (plus the Discount) shall be taxable as capital gain at a flat rate of 25%. Capital gain derived from the sale of shares is not subject to any social taxes. The Company will not be entitled to any tax deduction with respect to this component.

         With respect to an OIO, the optionee will recognize ordinary income tax on the excess of the sale price of the share over the exercise price. The Company will be entitled to deduct as compensation expense for tax purposes the amount of gain that is taxed to the optionee at ordinary income rates.

         Unapproved 102 Options. The optionee will recognize compensation income, taxable as ordinary income at the marginal tax rate upon the sale of shares received following the exercise of options. The taxable income will also be subject to social taxes. The Company will not be entitled to any tax deduction with respect to Unapproved 102 Options.

         The preceding discussion relates only to the Israeli tax consequences for the Company and the optionee of participation in the 2003 Plan and does not apply to non-Israeli taxes that may be applicable to employees outside of Israel.

         It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

                     "RESOLVED, that the adoption of the 2003 Israeli
            Share Option Plan, in the form presented to the Meeting, be, and it hereby is, ratified and approved."

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to ratify and approve the adoption of the 2003 Plan. The Board of Directors recommends that the shareholders vote "FOR" the ratification and approval of the adoption of the 2003 Plan.


              ITEM 6 - PROPOSAL TO APPROVE OPTION GRANTS TO CERTAIN
                      NON-EMPLOYEE DIRECTORS OF THE COMPANY

         Under Israel's Companies Law, the compensation terms of Directors of the Company, whether in their capacity as Directors or otherwise, require shareholder approval. This includes compensation in the form of stock options.

         The audit committee and the Board of Directors have approved the grant to Karen Sarid and Dr. Ran Giladi of options to purchase Ordinary Shares under the 2003 Plan. Subject to shareholder approval, each of Karen Sarid and Dr. Ran Giladi will receive options to purchase 15,000 Ordinary Shares, at an exercise price of 100% of the closing price of the Nasdaq SmallCap Market on the date of grant. One third of the options will vest on the date of grant, and the other two-thirds will vest on each of the first and second anniversaries of the date of grant. Neither Ms. Sarid nor Dr. Giladi has previously received any remuneration or options for serving on the Company's Board of Directors.

         It is therefore proposed that the shareholders approve the option grants to the above Directors of the Company.

         It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

                     "RESOLVED, that the grant of options to each of Karen
            Sarid and Dr. Ran Giladi to purchase 15,000 Ordinary Shares under the 2003 Plan, at an exercise price of 100% of the closing price on the Nasdaq SmallCap Market on the date of grant, upon the terms approved by the Company's audit committee and Board of Directors, be, and it hereby is, approved."

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution to approve the option grants to Karen Sarid and Dr. Ran Giladi. The Board of Directors recommends that the shareholders vote "FOR" the approval of the resolution to approve the option grants to Karen Sarid and Dr. Ran Giladi.


               ITEM 7 - PROPOSAL TO APPROVE THE COMPENSATION TERMS
                          OF THE TWO OUTSIDE DIRECTORS

         Under Israel's Companies Law and the regulations promulgated thereunder, the compensation terms of Outside Directors require shareholder approval. This includes compensation in the form of stock options. The compensation of Outside Directors may be fixed proportionately to the compensation of the other Directors of the Company who are not controlling shareholders or officers of the Company and its affiliates.

         The audit committee and the Board of Directors have resolved that the two Outside Directors shall receive compensation (including options to purchase Ordinary Shares of the Company) equal to, and on the same terms as, the compensation received by other Directors of the Company who are granted options to purchase Ordinary Shares of the Company. This means that the Outside Directors would initially receive option grants equal to those proposed to be made to Karen Sarid and Dr. Ran Giladi in Item 6 above.

         It is therefore proposed that the shareholders approve the terms of compensation of the Outside Directors of the Company.


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

         It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

                           "RESOLVED, that the compensation (including grants of
                  options to purchase Ordinary Shares of the Company) of the two Outside Directors shall be equal to, and on the same terms as, the compensation received by other Directors of the Company who are granted options on or after the date hereof to purchase Ordinary Shares of the Company, be, and it hereby is, approved."

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution to approve the compensation terms of the two Outside Directors. The Board of Directors recommends that the shareholders vote "FOR" the approval of the resolution to approve the compensation terms of the two Outside Directors.


       ITEM 8 - PROPOSAL TO APPROVE A ONE-TIME CASH PAYMENT TO A FORMER
                           DIRECTOR OF THE COMPANY

         Under Israel's Companies Law, the compensation terms of Directors of the Company, whether in their capacity as Directors or otherwise, require shareholder approval.

         Prof. Joseph Brandes served as a Director of the Company from June 1995 to June 1999. He did not receive any cash compensation for such service, and the options that were granted to him as a Director expired without being exercised. The audit committee and the Board of Directors have approved a one-time cash payment of $20,000 to Prof. Joseph Brandes, as a token of appreciation for his contribution to the Company during his service as a Director of the Company. Prof. Brandes is the brother of Hanina Brandes, a principal shareholder of the Company.

         It is therefore proposed that the shareholders approve the one-time cash payment to Prof. Joseph Brandes.

         It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

                     "RESOLVED, that a one-time cash payment of $20,000 to
            Prof. Joseph Brandes, be, and it hereby is, approved."

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution to approve the one-time cash payment to Prof. Joseph Brandes. The Board of Directors recommends that the shareholders vote "FOR" the approval of the resolution to approve the one-time cash payment to Prof. Joseph Brandes.


                                            By Order of the Board of Directors


                                            Dr. Meir D. Burstin Chairman of the
                                            Board of Directors
Dated:  September 25, 2003




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